

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2015

<u>VIA E-MAIL</u>
Nate Engel
Chief Executive Officer
International Endeavors Corporation
43020 Blackdeer Loop
Temecula, California 92590

       Re: **International Endeavors Corporation**
               Registration Statement on Form S-1 and S-1/A
               Filed on March 10, 2015 and May 14, 2015
               File No. 333-202639

Dear Mr. Engel:

We note that your financial statements for the period from inception (May 7, 2014) through December 31, 2014 was audited by Harris & Gillespie CPA's PLLC. Effective June 16, 2015, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Harris & Gillespie CPA's PLLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Harris.pdf

As Harris & Gillespie CPA's PLLC is no longer registered with the PCAOB; you may not include its audit reports or consents in your filings with the Commission on or after June 16, 2015. If Harris & Gillespie CPA's PLLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item within four days of the date of this letter. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Harris & Gillespie CPA's PLLC. If you are unable to obtain an Exhibit 16 letter from Harris & Gillespie CPA's PLLC at the time you file your Form 8-K, please disclose this fact in the Form 8-K.

If you have any questions, please contact Wilson K. Lee, Senior Staff Accountant at 202-551-3468.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant